Wells Real Estate Funds, Inc.

6200 The Corners Parkway, Suite 250

Norcross, Virginia 30092-3365

June 27, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

One Station Place, N.E.

Washington, D.C. 20549

Re:	Wells Real Estate Investment Trust III, Inc.

Request for Withdrawal of Registration Statement on Form S-11

File No. 333-107632

Ladies and Gentlemen:

Wells Real Estate Investment Trust III, Inc. (the “Registrant”) hereby applies, pursuant to Rule 477(a) under the Securities Act of 1933, as amended, to withdraw its registration statement on Form S-11 (File No. 333-107632) relating to the registration of shares of common and preferred stock (together with all exhibits filed thereto, the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on August 4, 2003.

The Registration Statement was not declared effective by the Commission, none of the Registrant’s securities were sold pursuant to the Registration Statement and its withdrawal is consistent with the public interest and protection of investors. The Registrant is withdrawing the Registration Statement because the Registrant was party to a merger and was not the surviving corporation.

If you have any questions regarding the foregoing application for withdrawal, please call Robert H. Bergdolt at DLA Piper US LLP, counsel to Wells Real Estate Funds, at (919) 786-2002.

Sincerely,

Wells Real Estate Funds, Inc. (Sponsor) on behalf of
Wells Real Estate Investment Trust III, Inc.

By:	/s/ Douglas P. Williams
Name:	Douglas P. Williams
Title:	Secretary